SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Securities Registry Registration No. 42

Santiago (Chile), March 9, 2017

Mr.

Superintendent of Securities and Insurance

Dear Sir,

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco”, both domiciled in the Metropolitan Region of Chile, Avenida El Golf No. 150, Floor 14, Commune of Las Condes, registered in the Chilean Securities Registry under No. 42, Chilean Tax Identification No. 93,458,000-1, duly empowered for these purposes, hereby communicates the following material information in relation to the Company and its business pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Superintendence:

In order to supplement the information contained in the Material Fact dated January 27, 2017 in respect of the forestry fires that affected our plantations, we hereby inform you the following:

1.- As a consequence of the fires that have affected our country during the course of this year in several regions, especially in the Maule and Bío Bío regions, the Company has suffered the burning of approximately 80,000 hectares of forest plantations, which have a value in our accounting of approximately US$240 million, according to IFRS accounting rules.

Such value corresponds to approximately 6% of the IFRS value of the total forest plantations of the Company, and approximately 2% of the total assets of Arauco.

2.- The affected plantations will be managed by the Company in order to minimize the damage suffered as a consequence of the fires. It is estimated that this management will permit a final recovery in the range of 10% to 20% of the accounting amount of US$240 million, already mentioned.

3.- Additionally, the forest plantations affected by the fires have insurance coverage, with their corresponding deductibles and limitations. As a consequence, it is estimated that it will be possible to recover up to an amount of US$35 million for this concept.

Yours sincerely,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa Nº 64, Santiago

- Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). Huérfanos 770, piso 14, Santiago

- Valparaíso Stock Exchange (Bolsa de Valores de Valparaíso). Casilla 218-V, Valparaíso

- Bondholders’ Representative (Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: March 10, 2017	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer